

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2021

Courtney Kamlet, Esq.
Vice President, Associate General Counsel and Corporate Secretary
Vontier Corp
5438 Wade Park Boulevard, Suite 600
Raleigh, North Carolina 27607

> **Re: Vontier Corp**
> **Registration Statement on Form S-4**
> **Filed November 19, 2021**
> **File No. 333-261232**

Dear Ms. Kamlet:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Emily Beers, Esq.